EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

The following are the subsidiaries of Plastinum Polymer Technologies Corp.:

Name	Jurisdiction of Incorporation

PPT Holding B.V.	The Netherlands
Plastinum Polymer Technologies Corp. B.V.	The Netherlands
Plastinum Polymer Technologies S.A.	Switzerland
Bami Intelligence S.A.	Panama